Mr. K Hiller,

Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.W.,

Washington, D.C. 20549.

19 September 2007

Dear Mr. Hiller:

Re: BHP Billiton Limited and BHP Billiton Plc Form 20-F for the fiscal year ended June 30, 2006 (file No. 001-09526)

Thank-you for your letter dated September 13, 2007 setting forth additional comments from the Staff of the Commission regarding the annual report on Form 20-F for the fiscal year ended June 30, 2006 (the “2006 Form 20-F”) of BHP Billiton Limited and BHP Billiton Plc (together, “the Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our response immediately following each comment:

Note (H) Exploration, Evaluation and Development Expenditure, page F-88

1.	We note the disclosure proposed in your August 24, 2007 response to comment 2, including the statement, “Other modifying factors that are considered in the plan to convert mineralized material to reserves include mine planning, metallurgical, environmental, social, legal and economic evaluation.”

Based on your July 6, 2007 response to comment 3, we understood that the factors listed in this particular sentence are actually other activities or elements of your plan (to establish proven and probable reserves), the costs of which would also be capitalized when incurred for the purpose of converting mineralized material to proven and probable reserves, and generally in conjunction with further drilling. Please modify your disclosure as necessary to clarify this point. If the words “modifying factors” and “considered” are retained, explain how these relate to your accounting policy.

We also understood from your earlier reply that while you capitalize costs incurred for the purpose of converting mineralized material to proven and probable reserves, actual costs capitalized may relate to drilling and other activities which, while essential to your plan to establish additional reserves, may not alone result in incremental reserves . If this is correct, please also clarify this point in your policy disclosure.

Response 1

The Company intends to include the following note for the US GAAP adjustments relating to exploration, evaluation and development expenditure in the forthcoming 20-F. Words in italics are alterations from the note proposed in our response of August 24, 2007.

“(H) Exploration, evaluation and development expenditure

Under IFRS the BHP Billiton Group follows the ‘area of interest’ method in accounting for petroleum exploration and evaluation expenditure. This method differs from the ‘successful efforts’ method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised.

Under IFRS exploration and evaluation expenditure on mineral properties is charged to the income statement as incurred, except where it relates to an area of interest which was previously acquired in a business combination and measured at fair value on acquisition. Under US GAAP exploration and evaluation expenditure on mineral properties is charged to the income statement as incurred.

Under IFRS and US GAAP, costs of drilling and other associated activities incurred on existing mineral properties (both development properties and producing mines) may be capitalised where their purpose is to extend the reserves by the conversion of mineralised material to proven and probable reserves, or for further delineation of existing proven and probable reserves. The key parameters and criteria which must be satisfied for these costs to be capitalised are:

•	The drilling must occur within the existing physical boundaries of the area defined as the reserve or non-reserve mineralisation;

•	Any extensions to the reserves within the ore body must be capable of being mined under the rights granted by existing leases; and

•	The costs of drilling and other associated activities must be incurred on mineralised material which is economically recoverable.

Other associated activities in the plan to convert mineralised material to reserves include mine planning, metallurgical, environmental, social, legal and economic evaluation.

Notwithstanding satisfaction of these conditions, the costs capitalised may not necessarily result in incremental reserves.

Development costs incurred after a property has been determined to be commercially viable are capitalised under IFRS and US GAAP as development costs.”

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact me in Australia on (011) (613) 9609 3821, or by email at Nigel.Chadwick@BHPBilliton.com.

We would of course welcome the opportunity to discuss any of these matters further with the Staff in the event further clarification is required.

Yours sincerely,

/s/ Nigel Chadwick
Nigel Chadwick
Group Financial Controller